Exhibit 99.1

October 17, 2025

Mr. Alberto Paredero

Chief Financial Officer

Mr. Bryan Pinney

Chairman of the Audit Committee

SNDL Inc.

17220 Stony Plain RD #101

Edmonton, AB, Canada T5S 1K6

Re:	SNDL Inc.

Dear Messrs. Paredero and Pinney:

This is to confirm that the client-auditor relationship between SNDL Inc. (Commission File Number 001-39005) and Marcum LLP has ceased effective October 16, 2025.

Very truly yours,

Sent Via E-Mail     [Redacted: Email address]
[Redacted: Email address]

cc:	Office of the Chief Accountant Securities and Exchange Commission Via E-Mail: SECPSletters@sec.gov

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